CUSIP NO. 44860M801                     13D                    Page 1 of 5 Pages

                                  SCHEDULE 13D

             Information to be Included in Statements Filed Pursuant
                 to Rule 13d - 1(a) and Amendments Thereto Filed
                           Pursuant to Rule 13d - 2(a)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934*

                                 Hybridon, Inc.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    44860M801
                                    ---------
                                 (CUSIP Number)

                               Robert G. Andersen
                               c/o Hybridon, Inc.
                                345 Vassar Street
                               Cambridge, MA 02139
                                 (617) 679-5500
                                 --------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 16, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this form because of Section 13d-1(e) (f) or (g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44860M801                     13D                    Page 2 of 5 Pages


      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                        Sudhir Agrawal

      2     Check the Appropriate Box if a Member of a Group (a) [ ]

            (See Instructions)                               (b) [ ]

      3     SEC Use Only

      4     Source of Funds (See Instructions)

                                        PF

      5     Check if Disclosure of Legal Proceedings is Required Pursuant to
            Item 2(d) or 2(e)

      6     Citizenship or Place of Organization

                                        India

             Number of       7      Sole Voting Power
               Shares
            Beneficially                        4,603,659*
              Owned by       8      Shared Voting Power
                Each
             Reporting                          0
            Person With      9      Sole Dispositive Power

                                                4,603,659*
                             10     Shared Dispositive Power

                                                0

      11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        4,603,659*

      12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

      13    Percent of Class Represented by Amount in Row (11)

                                        9.60%**

      14    Type of Reporting Person (See Instructions)

                                        IN

* Includes options to purchase 4,481,499 shares of Common Stock of the Issuer which are currently exercisable or exercisable within sixty days.

** Based upon 43,456,045 shares of Common Stock of the Issuer outstanding as of March 31, 2003, as reported by the Issuer.

CUSIP NO. 44860M801                     13D                    Page 3 of 5 Pages

ITEM 1     SECURITY AND ISSUER
           Security:                 Common Stock
           Issuer:                   Hybridon, Inc.
                                     345 Vassar Street
                                     Cambridge, MA  02139

ITEM 2     IDENTITY AND BACKGROUND

           Name:                     Sudhir Agrawal
           Business Address:         Hybridon, Inc.
                                     345 Vassar Street
                                     Cambridge, MA  02139
           Principal Occupation:     President and Chief Scientific Officer
           Name of Corporation:      Hybridon, Inc.
           Principal Business:       Discovery and development of novel
                                     therapeutics and diagnostics using
                                     synthetic DNA.
           Address of Corporation:   345 Vassar Street, Cambridge, MA 02139
           Criminal Proceedings:     None
           Civil Proceedings:        None
           Citizenship:              India

ITEM 3     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           94,400 shares of Common Stock were granted to the Reporting Person by the Issuer. 10,000 shares of Common Stock were purchased by the Reporting Person for an aggregate purchase price of $5,000. 17,760 shares of Common Stock were purchased by the Reporting Person for an aggregate purchase price of $88.80. The purchase prices were paid from the Reporting Person's personal funds. A total of 6,729,000 in outstanding options were granted to the Reporting Person by the Issuer of which 4,481,499 are currently exercisable or exercisable within sixty days. The Issuer made the stock and stock option grants as part of the compensation package of the Reporting Person.

ITEM 4     PURPOSE OF THE TRANSACTION

           The stock and options were sold and/or granted as part of the Reporting Person's compensation package. The Reporting Person acquired the stock and options for investment purposes and not for the purpose of acquiring control over the Issuer.

CUSIP NO. 44860M801                     13D                    Page 4 of 5 Pages

ITEM 5     INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the acquisitions described in Item 3, as of March 31, 2003, Sudhir Agrawal beneficially owned 4,603,659(1) shares of Hybridon, Inc. Common Stock representing 9.60%(2) of the class.

(b)   Number of shares Sudhir Agrawal has:

      (i)   sole power to direct the vote of: 4,603,659(1) shares

      (ii)  shared power to direct the vote of: 0 shares

      (iii) sole power to direct the disposition of: 4,603,659(1) shares

      (iv)  shared power to direct the disposition of: 0 shares

(c)   Not applicable

(d)   Not applicable

(e)   Not applicable
----------
(1) Includes options to purchase 4,481,499 shares of Common Stock of the Issuer which are currently exercisable or exercisable within sixty days.

(2) Based upon 43,456,045 shares of Common Stock of the Issuer outstanding as of March 31, 2003, as reported by the Issuer.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The Reporting Person was granted a total of 6,729,000 outstanding options by the Issuer, of which 2,597,293 were granted pursuant to personal stock option plans, 4,050,444 were granted under the Issuer's 1997 Stock Incentive Plan, 51,263 were granted under the Issuer's 1995 Stock Option Plan, and 30,000 were granted under the Issuer's 1990 Stock Option Plan. Each stock option was made pursuant to a stock option agreement between the Reporting Person and the Issuer. The following is a chart detailing the material terms of each stock option agreement:

Total Number of    Amount Currently Exercisable or    Exercise Price   Grant Date   Termination
----------------   --------------------------------   --------------   ----------   -----------
Options Granted*     Exercisable Within Sixty Days                                     Date
----------------     -----------------------------                                     ----
   1,087,263                   1,087,263                  $0.50         9/23/1999    5/6/2003 -
                                                                                      1/1/2009
    500,000                     500,000                   $1.063        1/1/2000      1/1/2010
    500,000                     500,000                   $1.063        1/1/2001      1/1/2011
   1,950,000                   1,462,499                  $0.5625       3/28/2001    3/28/2011
    381,737                     381,737                   $1.063        4/2/2001      4/2/2011
   2,310,000                    550,000                   $0.825        7/25/2001    7/25/2011

* Excludes exercised and cancelled options.

ITEM 7     MATERIAL TO BE FILED AS EXHIBITS

           Not applicable

CUSIP NO. 44860M801                     13D                    Page 5 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ Sudhir Agrawal
                                     -------------------------------------------
                                     Name:  Sudhir Agrawal


Dated:  April 18, 2003